
namecoach

INVEST IN **NAMECOACH**

Teaching voice AI the language of names

cloud.name-coach.com Palo Alto, CA

Technology | Notable Angel | B2B | SaaS | B2C

Highlights

Tier 1 VC-Backed

Raised $250K or more from a top-tier venture firm

1 $4M+ annual recurring revenue (ARR) with 90%+ gross profit margin

2. 4M+ users connected through Salesforce, Outlook, Teams and Canvas

3. 400+ B2B customers and partners including WNBA, Proctor & Gamble & The American Medical Association

4. Backed by Peter Thiel's Founders Fund, Stanford's StartX, Impact America Fund & other Tier 1 VCs

5. World-class leadership from Harvard, Stanford, Cambridge, Coca-Cola, Amazon, American Express

6. 92% of 50K people surveyed agree name errors affect professional and personal connections

7. $100B opportunity as demand for better AI voice tools soars

8. Same investors as Spotify, Oura Ring, OpenAI, Facebook, and Airbnb

Featured Investors

Impact America Fund Follow Invested $4,000,000

"We believe that systemic change can be as simple as saying someone's name right. Names are a threshold to opportunity in every domain of our lives. When we get names wrong or avoid them for fear that we might, those doors are closed for us and for others. That's something our investment team knows intimately. Namecoach's solution is easy to use, built on a strong technical foundation, and their progress and market opportunity in a globally interconnected world is undeniable."

Authentic Ventures Follow Invested $2,532,500

"As technology facilitates more digital and automated interactions, the need for products that facilitate personalization is growing. NameCoach's proprietary technology ensures that every "first touch" with customers, employees and stakeholders is accurate. Led by an impressive and mission driven team, we're excited about NameCoach's vision and trajectory."

Founders Fund
Notable Investor
Follow Invested $1,244,000

"Leading VC created by Peter Thiel, Ken Howery, and Luke Nosek. Early investors in Open AI, SpaceX, Facebook, Airbnb, Spotify, Lyft, Postmates, Figma, and Asana."

Metaplanet Holdings
Notable Investor
Follow Invested $1,000,000

Making long-term bets on novel, contrarian, and evidence based innovation that could produce an outsized return for the benefit of humankind. Investments include Anthropic and Oura.
crunchbase.com

"We invested in Namecoach because we believe in mission-driven founders who combine grit with a long-term vision. Their work in making communication more personal, respectful, and meaningful aligns with our view that technology should advance social good. The team's dedication to solving a real, overlooked problem is exactly what we look for in transformative companies."

alumni
Stanford Angels and Entrepreneurs

Stanford Angels & Entrepreneurs Follow Invested $966,000

"A network of Stanford alumni and faculty that supports entrepreneurs with connections, mentorship, and investment. Early investor in SoFi ($3.4B in funding and IPO) and Zum (unicorn)."

640 Oxford

Follow

Invested $400,000

Early-stage venture fund relentless in our pursuit to find and empower brilliant founders.

"At 640 Oxford, we back visionary founders who are not just experts in their field but are driven to reshape it. Namecoach exemplifies this—starting with a simple yet deeply impactful solution to ensure names are pronounced correctly, and now expanding its expertise into the broader Voice AI space. With a founder who deeply understands the intersection of technology, communication, and personalization, Namecoach is poised to drive innovation in how AI enhances human interactions. We're excited to support them on this journey, not just today, but for the long haul."

Stanford Start X Fund

Follow

Invested $375,000

"The startup accelerator, fellowship, and community for Stanford students, professors, and alumni. Early investors in Life360 (IPO), Lime, and Patreon."

AI Sprouts

Follow

Invested $250,000

Connected venture capital for bold entrepreneurs building breakthrough AI. Exits to McDonalds and Stripe.

"At AiSprouts, we are committed to investing in AI technologies that drive meaningful impact. Namecoach is leveraging Voice AI to ensure accurate name pronunciation, enhance human interactions, and foster more inclusive communication. This marks just the beginning of a future where AI-driven voice technology transforms the way we connect. We are proud to support the team on their journey."

GTM Fund

Follow

Invested $100,000

"At GTMFund, we invest in companies that not only build innovative products but also create real revenue opportunities. Namecoach is already transforming enterprise communication with AI-powered name pronunciation, driving inclusion and personalization at scale. The opportunities across industries are immense, and the potential impact on sales and customer experience is especially compelling. By expanding its AI-driven solutions, Namecoach is unlocking even greater market potential. Personalized, intelligent voice interactions are the future of customer engagement, and Namecoach is poised to be a market leader. We're excited to support their mission and growth."

Cliff Higgerson Follow

"Cliff was a Founding Partner of ComVentures, a General Partner with Vanguard Venture Partners and is a Venture Partner with Walden International. Early investor in AOL."

B

Brandon Schram
Syndicate Lead

Follow

Invested $400,000

"At 640 Oxford, we back visionary founders who are not just experts in their field but are driven to reshape it. Namecoach exemplifies this—starting with a simple yet deeply impactful solution to ensure names are pronounced correctly, and now expanding its expertise into the broader Voice AI space. With a founder who deeply understands the intersection of technology, communication, and personalization, Namecoach is poised to drive innovation in how AI enhances human interactions. We're excited to support them on this journey, not just today, but for the long haul."

Our Team



Praveen Shanbhag Founder & CEO

Tech innovator and culture builder. Former White House Science & Tech Analyst, Stanford Lecturer, National Academy of Sciences Fellow, and Senior Analyst at Advisory Board. Harvard BA. Columbia MA. Cambridge MPhil. Stanford PhD.



John Merrells Engineering & Product Advisor

Award winning startup veteran and seasoned software engineer. 16 exits worth $8.3B+. Mentor at StartX and advisor to unicorns including Andela and Synack. Former AOL, and Sun Microsystems executive. University of Hertfordshire Computer Science BS.



Flavio Cruz Head of Finance and Operations

Corporate strategy and finance expert. Former Coca-Cola, Ericsson, and BAT executive. Led R&D Software Engineering program for a 150 person team. Audited $28B merger. University of Cambridge MBA.



Jon Lacivita Head of Growth

Growth strategist & acquisition expert. Scaled sales from $0 to $10M as VP of Business Development at Proctorio (bootstrapped). Former Sales/Collections Training Lead at American Express. Boston College BS. Babson College MBA.



Fabricio Bellesa Head of Engineering

Engineering leader and product visionary. Scaled PicPay from 30 to 1,000 engineers as Brazil's largest digital wallet. Managed a $6M budget. Delivered 30+ products. Expert in microservices. Instituto Federal do Espírito Santo BS.



Jon Olson Director of Design

Creative problem solver and UX/UI visionary. Spearheaded AI-assisted Namecoach for Events launch. Pivotal roles in Edtech at Proctorio and ASU online. Built GreenBean, a custom cross-platform game engine. Arizona State University BA.



Zac Whitney Principal Product Manager & Data Specialist

AI innovator and product wiz. Led feature development across several domains for Amazon Alexa devices, and accelerated feature deployment by 85%. Scaled AWS Tokyo Executive Briefing Program, drove revenue from $5M to $70M in 3 years. Williams College BA.

Pitch

Why Namecoach?


namecoach

Namecoach is breaking barriers and using AI to create ROI

Namecoach is an AI-powered platform that delivers accurate audio name pronunciations, ensuring names are pronounced correctly with ease— every time.

Backed by the same investors as OpenAI, Facebook, Oura Ring and Airbnb, Namecoach is setting a new standard for AI-enhanced communication within a $100B AI voice market. Fortune 500 companies and top educational

institutions like Stanford trust Namecoach to build meaningful social rapport and break barriers with their organizations, and we're just getting started.

Spotify asana airbnb OpenAI ŌURA

4M+

Users

400+

B2B customers



Every day there are 143 million attempts at unfamiliar names made

And this is just in the United States. With 80% of names having multiple pronunciations, it's no surprise they're often said wrong. The result? Trust vanishes in a single syllable.

Research from MIT shows that individuals whose names are consistently mispronounced experience lower confidence and decreased participation, key drivers of productivity and success.

Mispronunciations are destroying connections before they can even start



143 million attempts every day



30 million names **mispronounced** daily



The Name Stories: Phenphan - P&G | The Name
Copy link
I am
PHENPHAN
(PEN/PENNIE)
KITTHAJAROENCHAI
(pen-pahn keet-tā-jah-rō-en-chai)
#OurNamesBelong
Watch on YouTube

Mispronounced names aren't just a momentary slip - in educational environments, getting a name wrong has been shown to alienate students, leading to disengagement and poorer learning outcomes. In business, it translates to lost opportunities, weakened rapport, and reduced team cohesion.

> Names are deeply personal, and getting them wrong can feel dismissive or disrespectful, even when unintentional.

Current solutions are not designed for multicultural environments. Today's Voice AI systems struggle with non-English languages, dialects, and mixed-language contexts like Spanglish. They struggle not just with names but also with regional accents, cultural nuances, and delivering appropriate responses, all due to limited contextual understanding.

Prestigious awards highlight our transformative impact on personalization

2023 Marcom Gold Winner

AI Solution Finalist

Best AI/Machine Learning App

Best Text-to-speech Solution 2023

We transform communication with AI-driven personalization

Our platform helps users across business and educational settings foster stronger connections and create a more welcoming environment—one name at a time.



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Cinta Annisa
(cinta_annisa@email.com)
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Aisha Al-Mansoori
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Aisha Al-Mansoori
Carlos Ramirez
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Carlos Ramirez
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Sophie Reynolds
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Using a combination of user-verified audio and the world's largest database of name pronunciations, our proprietary AI-based system analyzes factors such as nationality, ethnicity, gender, and location to recommend the most likely pronunciation—even for names with multiple variations. This allows us to deliver personalized, confident Voice AI pronunciations wherever and whenever they're needed.


Chinh Nguyen
Pronouns: She/Her/Hers
+1 (650) 772-6455
info@name-coach.com
2627 Hanover St
Palo Alto, CA 94304

1. Add Namecoach to your tool of choice
2. Hear the suggested pronunciation based on our database AI recommendations or the user-verified recording
3. Pronounce names with confidence!

Harnessing network effects to build an ecosystem of connection

Namecoach's flexible API integrates seamlessly into the applications people use everyday. With little to no onboarding required, organizations can embed Namecoach effortlessly into existing workflows, creating natural network

effects as more users adopt the platform and contribute to its growing database of accurate name pronunciations.


salesforce
CANVAS
Name Pronunciation
zoom
Google Workspace
namecoach
Sandhya

Namecoach remains accessible throughout multiple interactions—whether in email threads, virtual meetings, cold calls or large-scale events such as client presentations, conferences or graduations—ensuring accurate name pronunciation and fostering stronger relationships at every step.

Our award-winning product is best-in-class

Ltd

Foundation

Children's Health

AMERICAN MEDICAL ASSOCIATION

We're a team of innovators from world-renowned organizations educated at top tier institutions. With expertise in AI, product innovation, growth strategy, and operations, we bring a proven track record scaling startups and building technology that fosters inclusive human connection.

We're uniquely positioned to expand into the $100B Voice AI market

Voice AI leverages verbal commands to respond to human inquiries in natural, conversational language. By solving the complex challenge of the $11B name pronunciation market, our continuously learning AI-based system can also address broader issues in the exploding $100B Voice AI market, such as improving accuracy with accents and dialects.

As we continue developing a best-in-class dataset uniquely specialized in names, cultural nuances, and accents, we are positioned to unlock massive opportunities created by critical gaps in personalizing Voice AI and enabling more human-like, culturally aware interactions.


Name Pronunciation
$11B
Voice AI
$100B

The growing importance of personalization in professional and academic interactions is driving demand for AI-powered solutions. A global shift to hybrid and remote work has further highlighted the need for seamless, precise communication across digital platforms. With 2.83 million people employed in U.S. call centers alone, many interactions are global, spanning different languages and alphabets, underscoring the need for culturally aware tools.

As a result, institutions and businesses are investing more in tools to strengthen connections, with the employee engagement software market projected to reach $1.9 billion and customer engagement solutions reaching $23.1 billion by 2030.

$4M+
ARR

$100K
From our largest ARR contract

90%+
Gross profit margin

$30K
ACV for enterprise

NameCoach has multiple revenue paths:

CURRENT STATE

1.
B2B subscriptions that drive annual recurring revenue

FUTURE STATE

2.
B2C freemium offerings with premium product upgrades

3.
Licensing our proprietary pronunciation system to AI companies

4.
Usage-based revenue from API usage in 3rd party platforms

Our annual B2B SaaS subscriptions serve Higher Education institutions, K12 districts, and Enterprise clients with flexible, scalable solutions tailored to

districts, and Enterprise clients with flexible, scalable solutions tailored to their needs. A key focus in 2025 will be Namecoach for Events, our groundbreaking tool that virtually guarantees 100% accuracy in name pronunciation at graduation ceremonies, setting the new standard for name recognition world-wide while supporting schools using everything from live name reading to AI synthesized audio.

While direct B2B sales have fueled our revenue growth to date, Namecoach is uniquely positioned to tap into massive product-led growth opportunities—the hallmark of leading tech companies. Inspired by Grammarly's immensely successful strategy, we're starting to promote more widespread direct-to-consumer adoption through free tools like our Chrome extension, pronunciation search site, and personal Namebadges, laying the foundation for 10x revenue acceleration through freemium models.

Our API supports a developer-led approach, akin to Twilio's, enabling our functionality to be embedded into third-party platforms such as sales-enablement tools and learning management platforms. This drives usage-based revenue while upselling our B2B products. Additionally, our proprietary pronunciation system offers licensing opportunities for LLM and Voice AI developers, helping them humanize their AI solutions.

We're on a clear strategic path to $20M by 2027



$3M-$5M incremental ARR, driven by freemium revenue from key tech partnership being finalized now
$18,910,000
$11,475,000
$1.5M-$2M incremental ARR from continued core business growth + Namecoach AI for Events


$6,275,000
$6M-$8M incremental ARR through expanded parnterships and validated new use cases
2025
2026
2027

Forward-looking financials are not guaranteed.

Namecoach is poised to double its average contract value (ACV) and scale revenue by capitalizing on key opportunities in the higher education and corporate markets, fueling growth to $10M ARR within 24 months and laying the groundwork for long-term hyper-growth.

Our freemium model is initially projected to convert up to 10% of institutions using the platform of a key EdTech titan with whom Namecoach is currently finalizing a major product partnership, generating up to $14.4M incremental ARR over 3 years.

We're expanding AI integrations across Fortune 500s and top educational institutions

HEALTHCARE/EMR

CRM

and more...

MESSAGING


and more...
sell
and more...
UCAAS/CCAAS/DIALERS
NICE
KIXIE
AVAYA
CONNECT LEADER
RingCentral
groove
and more...
CRM
Outreach
Salesloft.
CHORUS
CallMiner
GONG
and more...
ATS
bambooHR
greenhouse
Bullhorn
LEVER
JOBVITE
and more...
CONFERENCE
Google Meet
zoom
Microsoft Teams
Highfive
lifesize
GoToMeeting
UberConference By Dialpad
BlueJeans
and more...

Namecoach is focused on leveraging partnerships, launching innovative products, and integrating the latest advances in AI to drive scalable growth. Our mission is to scale this impact globally, making every interaction smooth, personal, and warm.


2025
2026
Q1
Q2
Q3
Q4
Q1
Q2
Cinta Annisa
Does this pronunciation sound correct? If not, you can tell us how to say your name instead.
Not quite
Yes, that's it!
Next-Gen Namecoach AI for Events, technology for flawless commencements
Next-Gen AI Pronunciation Recommendations
Pronunciation Karaoke
Automated Phonetics 2.0
Speaker-Specific Pronunciation Guidance
Real-time pronunciation coaching

Forward-looking statements are not guaranteed.

Feature Highlight: Pronunciation Karaoke



Feature Highlight: Pronunciation Karaoke
Watch later
Share
Lauzon
Phonetics: /LOH-zahn/
Pronunciation Tips
OH as in 'no';
ah as in 'father'
Watch on YouTube

Building a category-defining company, following the playbook of proven tech disruptors

By leveraging our seamless integrations, AI-powered network effects, and platform ubiquity, Namecoach is positioned for a high-value exit. Potential outcomes include acquisition by major players like Salesforce, Amazon, or Microsoft, who would benefit from our proprietary data and indispensable workflow tools, or a public offering as we scale into new markets and offerings.

Our focused entry into name pronunciation creates a scalable wedge to expand into broader communication solutions, making Namecoach a compelling long-term value for investors. By leveraging our unique expertise

and dataset specialized for names, speech-related cultural nuance, and accents, Namecoach will add value to the rapidly growing Voice AI and Conversational AI space estimated to be a $100B opportunity by 2032.


grammarly
$13B


docusign
$22B


Calendly
$3B


namecoach
Invest in the future of
meaningful connections

Namecoach is on a mission to revolutionize how connections are made. We've already gained the trust of top tier higher education institutions and Fortune 500s like Stanford, Salesforce, and Travelers, as well as leading VCs including

500s like Stanford, Salesforce, and Travelers, as well as leading VCs including Founders Fund, Impact America Fund, and Stanford-StartX.

Now, you're invited to invest as we build a category leader in communication enablement software with patented Voice AI algorithms and one of the most comprehensive datasets of names and pronunciations in the world.

Together, we can create a future where more personal, respectful, meaningful communication is easier than ever.